FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number: 001-33433

CHINA SUNERGY CO., LTD.

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 211100, People’s Republic of China

(86 25) 5276 6688

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CHINA SUNERGY CO., LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Sunergy Co., Ltd.

By:	/s/ Ruennsheng Allen Wang
Name:	Ruennsheng Allen Wang
Title:	Chief Executive Officer

Date: June 25, 2008

China Sunergy Announces Private Offering of

US$45 million of Convertible Senior Notes

NANJING, China, June 23 — China Sunergy Co., Ltd. (Nasdaq: CSUN) today announced that it plans to make a private offer of approximately US$45 million of its convertible senior notes due 2013. China Sunergy plans to grant the initial purchaser of the notes an option to purchase up to an additional US$5 million in aggregate principal amount of the notes to cover overallotments. China Sunergy anticipates using the proceeds for expansion of production capacity, enhancement of research and development, and general corporate purposes. The terms and timing of the offering have not been finalized.

Concurrently with the notes offering, China Sunergy also intends to enter into an ADS lending agreement with an affiliate of the initial purchaser of the notes, the ADS borrower, pursuant to which China Sunergy will lend up to approximately 3.75 million ADSs to the ADS borrower. The ADS borrower will offer and sell the borrowed ADSs and use the short position resulting from those sales to facilitate the establishment of hedge positions by investors in the notes offering. The exact number of ADSs to be offered will depend on the terms of the convertible senior notes offering and the hedging to be conducted by investors in those securities. The ADS borrower will be required to return the borrowed ADSs when the notes are no longer outstanding. China Sunergy will not receive any proceeds from the offering of the borrowed ADSs, but will receive a nominal lending fee from the ADS borrower.

The notes will be offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. The notes and China Sunergy’s American Depositary Shares issuable upon conversion of the notes have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities. Any offers of securities will be made only by means of a private offering memorandum.

This press release contains information about pending transactions, and there can be no assurance that these transactions will be completed.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. (Nasdaq: CSUN) (“China Sunergy”) is a leading manufacturer of solar cell products in China as measured by production capacity. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit http://www.chinasunergy.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and the marketability of its products; the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials and other risks detailed in the company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information contact:

Financial Dynamics

Julian Wilson:

Phone: +86-10-8591-1951

Email: julian.wilson@fd.com

Peter Schmidt:

Phone: +86-10-8591-1953

Email: peter.schmidt@fd.com